FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of September, 2011

National Bank of Greece S.A.

(Translation of registrant’s name into English)

86 Eolou Street, 10232 Athens, Greece

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)

Form 20-F ☒     Form 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐     No ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             ]

PRESS RELEASE

Reorganization of NBG Group presence in SE Europe

At its meeting on Friday, 9 September 2011, the Board of NBG approved a reorganization plan for the Group’s affiliates in SE Europe, comprising the launch of a holding company for the banks and other financial sector companies in the region. The plan does not include Finansbank, which will continue its independent course.

NBG enjoys a strong presence in SE Europe in both the corporate and retail banking sectors, including a network of some 600 branches and 8000 staff. The Group’s assets in the region — Bulgaria, Romania, Serbia, FYROM and Albania — amount to over EUR9 billion, while the business network that NBG has developed in these countries offers a full range of financial services, including leasing, factoring, brokerage, asset management, insurance and bancassurance.

The reorganization of the Group’s presence in SE Europe aims at enhancing its growth prospects in the region and at generating the appropriate conditions for it to gain independent access to global capital and money markets.

The plan will proceed once the necessary approvals have been obtained from the relevant supervisory authorities.

Athens, 12 September 2011

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

National Bank of Greece S.A.

/s/Apostolos Tamvakakis

(Registrant)

Date: 14th September, 2011
Chief Executive Officer